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                              August 26, 2021

       Meng Dong James Tan
       Chief Executive Officer
       8i Acquisition 2 Corp.
       c/o 6 Eu Tong Sen Street
       #08-13 Singapore 059817

                                                        Re: 8i Acquisition 2
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 1, 2021
                                                            File No. 333-256455

       Dear Mr. Tan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 1, 2021

       Prospectus Cover Page, page 1

   1. We note that a majority of your directors and your CFO have significant ties to China.
                                                        Please disclose this
prominently on the prospectus cover page. Your disclosure also should describe the
legal and operational risks associated with being based in or acquiring a company that does
business in China. Your disclosure should make clear whether these risks could result in a
material change in your or the target company   s post-combination
                                                        operations and/or the
value of your common stock or could significantly limit or
                                                        completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to the
use of variable interest entities and data security or anti-monopoly
 Meng Dong James Tan
FirstName  LastNameMeng Dong James Tan
8i Acquisition 2 Corp.
Comapany
August 26, Name8i
            2021 Acquisition 2 Corp.
August
Page 2 26, 2021 Page 2
FirstName LastName
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page
Proposed Business, page 1

2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors.State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings
 Meng Dong James Tan
FirstName  LastNameMeng Dong James Tan
8i Acquisition 2 Corp.
Comapany
August 26, Name8i
            2021 Acquisition 2 Corp.
August
Page 3 26, 2021 Page 3
FirstName LastName
         from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Risk Factors, page 20

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Meng Dong James Tan
8i Acquisition 2 Corp.
August 26, 2021
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameMeng Dong James Tan                      Sincerely,
Comapany Name8i Acquisition 2 Corp.
                                                           Division of
Corporation Finance
August 26, 2021 Page 4                                     Office of
Manufacturing
FirstName LastName